Bank of America

Bank of America, N.A.

Capital Markets Servicing Group

CA9 703 26 10

PO Box 3609

Los Angeles, CA 90051

Tel 800.462.0505

Report of Management

We, as members of management of Bank of America N.A. Capital Markets Servicing Group (CMSG), as master servicer, are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP), except for minimum servicing standards I4., II, III.2, III.3, III.4, III.6, V and VI, for which primary servicing of loans is performed by subservicers. We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of CMSG's compliance with the minimum servicing standards as set forth in the USAP as of and for the year ended December 31, 2002. Based on this evaluation, we assert that as of and for the year ended December 31, 2002, CMSG, as master servicer complied in all material respects with the minimum servicing standards set forth in the USAP, except as noted below.

  Custodial Bank Accounts

Standard: Reconciliations shall be performed on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall document explanations for reconciling items. The reconciling items shall be resolved within ninety (90) calendar days of their original identification.

Two reconciling items were not resolved within ninety days of original identification. The reconciling items existed due to the geographic and personnel changes in the responsible group during the year and were resolved prior to the end of the year.

As of and for this same period, Bank of America N.A. had in effect a fidelity bond policy in the amount of $400,000,000 and errors and omissions policy in the amount of $475,000,000.

Anita N. Roglich

Anita N. Roglich

Senior Vice President

Norma Catone

Norma Catone

Vice President

March 13, 2003

USA